Exhibit 99.2

LAVA THERAPEUTICS, N.V.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following management’s discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated interim financial statements, including the notes thereto, included with this report, as well as our audited consolidated financial statements as of, and for the years ended, December 31, 2021 and 2020, including the notes thereto, included in our annual report on Form 20-F, filed with the Securities and Exchange Commission on March 24, 2022. The following discussion is based on our financial information prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting.” Certain information and disclosures normally included in the unaudited condensed consolidated interim financial statements prepared in accordance with International Financial Reporting Standards (IFRS) have been condensed or omitted. Throughout this management’s discussion and analysis, “we,” us,” “our,” “LAVA,” and the “Company” refer to LAVA Therapeutics N.V. and its consolidated subsidiary, unless the context requires otherwise.

Special Note Regarding Forward-Looking Statements

This management’s discussion and analysis contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this annual report can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in several places in this management’s discussion and analysis and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various important factors, including, but not limited to, those identified under the section titled “Risk Factors” in our annual report on Form 20-F for the years ended December 31, 2021 and 2020. Forward-looking statements include, but are not limited to, statements about:

●	our operations as a biotechnology company with limited operating history and a history of operating losses;
●	our plans to develop and commercialize our product candidates;
●	the initiation, timing, progress and results of our current and future preclinical studies and clinical trials and our research and development programs;
●	our expectations regarding the impact of the COVID-19 pandemic on our business, our industry and the economy;
●	our ability to successfully acquire or in-license additional product candidates on reasonable terms;
●	our ability to maintain and establish collaborations or obtain additional funding;
●	our ability to obtain regulatory approval of our current and future product candidates;
●	our expectations regarding the potential market size and the rate and degree of market acceptance of such product candidates;
●	our continued reliance on third parties to conduct clinical trials of our product candidates and manufacture our product candidates for preclinical studies and clinical trials;
●	our ability to fund our working capital requirements and expectations regarding the sufficiency of our capital resources;

●	the implementation of our business model and strategic plans for our business and product candidates;
●	our ability to establish sales, marketing and distribution capabilities;
●	our intellectual property position and the duration of our patent rights;
●	our estimates regarding expenses, future revenues, capital requirements and our needs for additional financing;
●	the impact of government laws and regulations on our business;
●	our need to hire additional personnel and our ability to attract and retain such personnel;
●	our ability to compete in the markets we serve;
●	developments relating to our competitors and our industry; and
●	other risk factors discussed under “Risk Factors.”

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. In addition, there may be adverse effects on our business condition and results from general economic and market conditions and overall fluctuations in the United States and international equity markets, including deteriorating market conditions due to investor concerns regarding inflation and hostilities between Russia and Ukraine.

Overview

We are a clinical-stage immuno-oncology company dedicated to rapidly developing new cancer treatments that leverage the immune system to save patients’ lives. Using our GammabodyTM platform, we are developing a portfolio of novel bispecific antibodies designed to engage, and leverage the potency and precision of, gamma delta (gd) T cells to elicit a robust, natural anti-tumor immune response and improve outcomes for cancer patients.

In July 2021, we dosed the first patient in a Phase 1/2a clinical trial evaluating our lead investigational candidate, LAVA-051, in patients with relapsed or refractory chronic lymphocytic leukemia (CLL) and multiple myeloma. Acute myeloid leukemia patients are expected to be included later in the trial once biologically relevant dosing has been reached. The open-label, multi-center clinical trial will evaluate the safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary anti-tumor activity of LAVA-051. The Phase 1 dose-escalation portion will determine an optimal Phase 2 dose of LAVA-051. The Phase 2a portion of the trial will enroll patients in disease-specific cohorts, to confirm safety and evaluate preliminary anti-tumor activity in each disease cohort. The Phase 1/2a clinical trial for LAVA-051 is currently being conducted in Europe and we received clearance from the U.S. Food and Drug Administration (FDA) to enroll patients in the United States. In October 2021, the FDA granted orphan drug designation for LAVA-051 for the treatment of CLL.

In March 2022, we announced preliminary clinical data from the first three single patient cohorts of the Phase 1 dose-escalation study, which demonstrated that the doses of LAVA-051 that were administered in these initial cohorts were well tolerated with no dose limiting toxicities or cytokine release syndrome observed. Drug exposure and Vgamma9 Vdelta2 (Vg9Vd2) T cell receptor occupancy of LAVA-051 increased with LAVA-051 dose increases and peripheral blood Vg9Vd2 T cells also expressed higher levels of activation markers after LAVA-051 dosing. One CLL patient experienced multiple enlarged tender diseased lymph nodes one week after first dosing that subsequently regressed, reminiscent of a tumor flare reaction that has been reported as a potential sign of anti-tumor activity in a CLL patient treated with another immuno-oncology drug. The patient dosed with LAVA-051 had stable disease at the pre-planned 12 week on-study assessment. Dosing in the study is continuing, with subsequent cohorts planned to enroll at least three patients per cohort. Additional clinical data from the study are expected in the second half of 2022 and initial Phase 2a expansion cohort data are expected in the first half of 2023.

In February 2022, we dosed the first patient in a Phase 1/2a clinical trial evaluating LAVA-1207 in patients with metastatic castration-resistant prostate cancer (mCRPC). The open-label, multi-center, Phase 1/2a clinical trial will evaluate safety, tolerability, pharmacokinetics, pharmacodynamics, immunogenicity and preliminary anti-tumor activity of LAVA-1207. The Phase 1 dose-escalation phase will determine a recommended Phase 2 dose of LAVA-1207. Once a recommended Phase 2 dose has been established, the trial will expand into the Phase 2a portion to confirm safety and evaluate the preliminary anti-tumor activity of LAVA-1207 in patients with mCRPC.

The Phase 1/2a clinical trial for LAVA-1207 is initially being conducted in Europe and will later expand to sites in the United States. We received regulatory approval for our Clinical Trial Application (CTA) and clearance from the FDA for a Phase 1/2a clinical trial for LAVA-1207. We currently expect to have data from the Phase 1 dose escalation phase of the trial in the second half of 2022 and initial clinical data from the Phase 2a expansion cohorts in the first half of 2023.

In addition to our two lead programs, we are developing a portfolio of earlier stage programs, including LAVA-1223, a Gammabody directed at the epidermal growth factor receptor for the treatment of solid tumors, for which we intend to file a CTA and/or IND in late 2022.

We were incorporated in February 2016 in the Netherlands. In 2019, we established our wholly owned U.S. subsidiary, which began business in January 2020. We have not generated any revenue from the sale of products. Since inception, we have incurred losses, including operating losses of $10.6 million for the three months ended March 31, 2022. As of March 31, 2022, we had an accumulated deficit of $89.3 million.

Factors affecting our Financial Condition and Results of Operations

Impact of COVID-19 Pandemic

In March 2020, the COVID-19 virus caused a worldwide pandemic. Although the short- and long-term effects of this pandemic are unknown, the Company’s business operations have been impacted by the pandemic. To date, these impacts have not been significant to our operations but have included delays in the timing of onboarding investigational sites and enrolling patients in our clinical trials. These impacts may, in the future, include:

●	availability of supplies and equipment for our laboratories;
●	availability of staff;
●	start dates and recruitment in our clinical trials due to risks of opening and available resources at clinical sites;
●	availability of study drug; and
●	fundraising and access to the capital markets.

Management closely monitors the situation and, to its best ability, is focusing on mitigating measures and contingency plans to limit and prevent any potential impact on our business operations as much as possible

Our financial condition and results of operations are most affected by our capital resources, continued research and development expenses and general and administrative expenses. Although the COVID-19 pandemic has delayed the timing of onboarding investigational sites and enrolling patients in our ongoing Phase 1/2a clinical trials, to date we have not experienced any other material business disruption as a result of the COVID-19 pandemic.

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Comparison of the Three Months Ended March 31, 2022 and 2021 (unaudited):

Research and license revenue

Our research and license revenue was $1.0 million each for the three months ended March 31, 2022 and 2021, respectively. Research and license revenue is solely attributable to our collaboration agreement with Janssen Biotech, Inc., which we entered into in May 2020. In connection with this collaboration, we received a non-refundable upfront payment of $8.0 million that is being recognized on a straight-line basis over the two-year term of the research activities under the agreement. As of March 31, 2022, we had $0.5 million of remaining unearned income related to this payment.

Research and development expenses

Below were our research and development expenses:

	Three Months Ended
	March 31,
(in thousands)	2022	2021	Variance
Pre-clinical and clinical trial expenses	$4,509	$2,788	$1,721
Personnel-related expenses	1,442	970	472
Share-based compensation expense	784	135	649
Research and development activities expenses	526	258	268
Facilities and other research and development expenses	340	219	121
VUmc license expenses	—	14,342	(14,342)
	$7,601	$18,712	$(11,111)

The decrease in research and development expenses was primarily due to the VUmc license fees incurred in 2021 at the time of our IPO, offset by increases in other operating expenses. Pre-clinical and clinical trial expenses increased by $1.7 million primarily due to the initiation and ongoing activities of the clinical trials for LAVA-051 and LAVA-1207 and partner project expenses. Our personnel-related costs increased by $0.5 million due to increased research and development headcount and associated non-cash share-based compensation expense, which increased by $0.6 million.

General and administrative expenses

Below were our general and administrative expenses:

	Three Months Ended
	March 31,
(in thousands)	2022	2021	Variance
Share-based compensation expense	$1,449	$506	$943
Personnel-related expenses	1,340	644	696
Insurance, facilities, fees and other related costs	775	90	685
Professional and consultant fees	734	487	247
	$4,298	$1,727	$2,571

The increase was primarily due to the increase in non-cash share-based compensation expense of $0.9 million and personnel-related costs of $0.7 million due to the increase in general and administrative headcount. Insurance, facilities, fees and other related costs increased by $0.7 million primarily due to insurance programs established at the time of our IPO.

Interest expense, net

Interest expense, net was $0.2 million for the three months ended March 31, 2022, compared to $0.1 million for the three months ended March 31, 2021. Interest expense, net includes interest on borrowings associated with our Innovation Credit from Rijksdienst voor Ondernemend Nederland, lease interest and negative interest on cash deposits held at financial institutions, net of interest income.

Foreign currency exchange loss, net

Our foreign currency exchange gain was $0.6 million for the three months ended March 31, 2022, compared to a $0.2 million foreign currency exchange loss for the three months ended March 31, 2021. The activity was primarily due to our U.S. Dollar denominated cash and investment accounts that are in a Euro functional legal entity, foreign exchange cash activity with our U.S. subsidiary as well as transactions with vendors whose functional currency is not the Euro.

Liquidity and Capital Resources

As of March 31, 2022, we had cash, cash equivalents and investments totaling $124.2 million, compared to cash and cash equivalents of $133.2 million as of December 31, 2021. We have historically funded our operations primarily through the issuance of preference shares prior to our IPO and from the sale of common shares in our IPO. Our expenditures are primarily related to research and development activities and general and administrative activities to support business operations.

In March 2021, we closed our IPO and received net proceeds from the IPO of approximately $89.0 million after deducting underwriting discounts and commissions of $7.0 million and offering costs of $4.5 million. In April 2021, we received additional net proceeds from the IPO of $5.9 million from the exercise of the overallotment option from the underwriters. In addition, we received $56.6 million in net proceeds from our Series C financing, net of repurchasing Series A Preferred and common shares in March 2021.

Based on our current operating plan, we believe that our existing cash, cash equivalents and investments as of March 31, 2022 are sufficient to meet our projected cash requirements for at least 12 months from the date of this report. However, our operating plan may change as a result of many factors currently unknown to us, and we may need to seek additional funds sooner than planned. Our future funding requirements will depend on many factors, including, but not limited to, our ability to:

●	continue the ongoing and planned development of our product candidates, including LAVA-051 and LAVA-1207;
●	initiate, conduct and complete any ongoing, anticipated or future preclinical studies and clinical trials for our current and future product candidates;
●	develop processes and scale manufacturing production for our current and future product candidates in accordance with cGMP;
●	seek regulatory and marketing approvals for LAVA-051, LAVA-1207 and any of our other product candidates that successfully complete clinical trials;
●	discover and develop additional bispecific gamma delta engagers and make further investments in our Gammabody platform to identify additional product candidates;
●	maintain, protect and expand our intellectual property portfolio; including costs associated with opposing and invalidating competitor patents and licensing other technologies for our product candidates;
●	establish a sales, marketing, manufacturing and distribution, supply chain and other commercial infrastructure in the future to commercialize any current or future product candidate for which we may obtain marketing approval;
●	expand our operations in the U.S. and Europe;
●	add clinical, scientific, operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts;
●	acquire or in-license additional product candidates and technologies;
●	potentially develop a companion diagnostic;
●	incur additional legal, accounting and other expenses associated with operating as a public company; and
●	address any ancillary effects of the COVID-19 pandemic on our business.

Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, preclinical studies and clinical trials for our product candidates and our establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

The following is a summary of our cash flows:

	For the Three months ended
	March 31,
(in thousands)	2022	2021
Net cash used in operating activities	$(7,628)	$(4,499)
Net cash provided by (used in) investing activities	3,371	(166)
Net cash provided by financing activities	270	148,660
Net (decrease) increase in cash and cash equivalents	$(3,987)	$143,995

Cash Flows Used in by Operating Activities

Net cash used in operating activities for the three months ended March 31, 2022 was $7.6 million, compared to net cash used in operating activities of $4.5 million for the three months ended March 31, 2021. The increase was primarily due to a decrease in changes in working capital of $13.4 million due to the VUmc exit payment incurred in 2021. This was offset by a decrease in loss before income tax of $9.2 million due to the VUmc exit payment incurred in 2021 and an increase of $1.1 million of increased non-cash operating expenses including share-based compensation, depreciation, lease amortization and foreign currency translation.

Cash Flows Provided by (Used in) Investing Activities

Cash flows provided by investing activities for the three months ended March 31, 2022 were $3.4 million, compared to cash flows used in investing activities for the three months ended March 31, 2021 of $0.2 million. During the three months ended March 31, 2022, $20.9 million of investments matured, offset by additional investment purchases of $17.2 million and equipment purchases of $0.3 million. Cash flows used in investing activities for the three months ended March 31, 2021 and 2020 consisted of $0.3 million and $0.2 million, respectively, in equipment purchases.

Cash Flows Provided by Financing Activities

Cash flows provided by financing activities for the three months ended March 31, 2022 primarily consisted of proceeds from Innovation Credit borrowings of $0.3 million. Cash flows provided by financing activities for the three months ended March 31, 2021 primarily consisted of net proceeds from our IPO, including the exercise of the underwriters’ over-allotment option, of $91.9 million, net proceeds from the Series C financing of $61.8 million and proceeds from borrowings of $0.1 million, partially offset by payment of $5.2 million for the Series A share repurchases.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements or any holdings in variable interest entities.

Quantitative and Qualitative Disclosures about Market Risk

Our activities expose us to the financial risks of changes in foreign currency exchange rates and interest rates. We are exposed to a variety of risks in the ordinary course of our business, including, but not limited to, foreign currency risk and interest rate risk. We regularly assess each of these risks to minimize any adverse effects on our business as a result of those factors.

Foreign Currency Risk

We are exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. We have received payments in U.S. Dollars under our collaborations and the proceeds from our initial public offering in March 2021 were in U.S. Dollars. We regularly assess our foreign currency risk, maintain cash positions in the currencies in which we expect to incur the majority of our future expenses and may engage in hedging activities consistent with our investment policy to minimize this risk and preserve our capital.

Interest Rate Risk

We have an interest-bearing debt to third parties. In addition, while we have no derivatives or financial assets and liabilities measured at fair value, our exposure to interest rate risk primarily relates to the interest rates for our positions of cash and cash equivalents, including short-term marketable securities. Our future interest income from interest-bearing bank deposits and short-term investments may fall short of expectations due to changes in interest rates. We do not consider the effects of interest rate fluctuations to be a material risk to our financial position.

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash and marketable securities. This investment policy establishes minimum ratings for institutions with which we hold cash, cash equivalents and marketable securities, as well as rating and concentration limits for marketable securities that we may hold.

Credit Risk

We consider all of our material counterparties to be creditworthy. While the concentration of credit risk may be significant, we consider the credit risk for each of our counterparts to be low. Our exposure to credit risk primarily relates to our cash and cash equivalents, comprising bank deposits and short-term marketable securities with a maturity of three months or less at the date of acquisition. The credit risk on bank deposits is limited because the counterparties, holding significant deposits, are banks with high credit ratings assigned by international credit-rating agencies. We also hold investments in debt securities with highly-rated corporate entities. All of these investments hold investment-grade ratings as published by Moody’s and Standard & Poor’s. The banks are reviewed on a regular basis and our deposits may be transferred during the year to mitigate credit risk. We have considered the risk of expected credit loss on our cash deposits, including the hypothetical impact arising from the probability of default considering in conjunction with the expected loss given default from banks with similar credit ratings and attributes. In line with previous periods, our assessment did not reveal a material impairment loss, and accordingly no provision for expected credit loss has been made.

In March 2021, after the closing of the IPO, we transferred a portion of our bank deposits into a money market fund invested in short-term U.S. Treasury securities to further diversify the credit risk. As the securities are short-term with a maturity of three months or less at the date of acquisition, they are classified as cash and cash equivalents in the statement of financial position. In order to manage and reduce credit risk on marketable securities, our investment policy only allows investment in securities with high credit ratings assigned by international credit-rating agencies. Because of the nature of the securities, high credit ratings and the short-term duration, the risk of expected credit loss is deemed low. Accordingly, no provision for expected credit loss has been made.

For other financial assets, including deposits and receivables, we consider the credit risk to be low and no provision for expected credit loss has been made.

Liquidity Risk

We manage our liquidity risk by maintaining adequate cash reserves and banking facilities, continuously monitoring our cash forecasts and actual cash flows and matching the maturity profiles of financial assets and liabilities. We monitor the risk of a shortage of funds using a liquidity planning tool, to ensure enough funds are available to settle liabilities as they fall due.

Historically we have addressed the risk of insufficient funds through the proceeds from our Series C financing and our IPO in March 2021.

RISK FACTORS

The risk factors set forth under the caption “Risk Factors” in Item 3 of our annual report on Form 20-F filed by the Company on March 24, 2022 shall be deemed to be incorporated by reference herein and to be a part hereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished. Additional risks and uncertainties not currently known to the Company, or that the Company currently deems to be immaterial, may also affect its business, financial condition and/or future operating results.